#1060-1090 West Georgia Street
Vancouver, BC V6E 3V7
Tel: 604-681-2300 Fax: 604-681-2310

MANAGEMENT INFORMATION CIRCULAR

(This document contains information as at May 20, 2015 and all amounts are in Canadian dollars, unless otherwise indicated.)

GENERAL PROXY INFORMATION

This Management Information Circular is furnished to the shareholders (the “Shareholders”) of Hard Creek Nickel Corporation (the “Company”) by the board of directors of the Company (the “Board”) in connection with the solicitation by the Company’s Board of proxies to be voted at the Annual General and Special Meeting (the “Meeting”) of the Shareholders to be held on Wednesday, June 24, 2015 at 10:00 a.m. PST.

The solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment and Revocation of Proxy

Registered Shareholders

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each common share in the capital of the Company (“Common Shares”) that such Shareholder holds on May 20, 2015 (the “Record Date”) on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting. The persons named as proxy holders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, Computershare Trust Company of Canada, at their offices located at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Tel: 1 800 564 6253), at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled commencement of the Meeting or an adjournment of the Meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact for, the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the form of proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation and (b) delivered either: (i) to the Company at #1060-1090 West Georgia Street, Vancouver, BC V6E 3V7 (Attention: Mark Jarvis) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof; (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (a) attendance at the Meeting and participation in a poll (ballot) by a Shareholder or (b) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before the Meeting. The shares represented by a Shareholder’s proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for. If the Shareholder specifies a choice with respect to any matter to be voted upon, the shares represented by that Shareholder’s proxy will be voted accordingly.

In the case of abstentions from or withholding of the voting of Common Shares on any matter, the shares which are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

A Shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, the Shareholder must strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. Such Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instruction to the nominee on how the Shareholder’s shares should be voted. The nominee should bring personal identification to the meeting.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the designated persons named in the form of proxy. It is intended that the designated persons will vote the common shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the company’s board of directors for directors and auditor.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the common shares on any matter, the common shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Non Registered Shareholders

The information set out in this section is of significant importance to those Shareholders who do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

Regulatory policies require intermediaries to seek voting instructions from Beneficial Shareholders in advance of a shareholders’ meeting. Beneficial Shareholders have the option of either not objecting to their intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholder are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designed as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a “VIF”) instead of a proxy (the notice of meeting, Information Circular and VIF or proxy are collectively referred to as the “Meeting Materials”), directly to the NOBOs and indirectly through intermediaries to the OBOs. The intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to the OBOs.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy. By returning the VIF in accordance with the instructions noted on it, the Beneficial Shareholder is able to instruct the intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on the Beneficial Shareholder’s behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions, Inc. (“Broadridge”) in Canada.

Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. If you have any questions respecting the voting of shares held through an intermediary, please contact that intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own. A Beneficial Shareholder receiving a VIF, through Broadridge or another intermediary, cannot use that form to vote Common Shares directly at the Meeting. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Beneficial Shareholder who receives a VIF wishes to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only Registered Shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must, at least seven (7) days before the Meeting, arrange for its intermediary to revoke its VIF on its behalf.

All references to Shareholders in this Information Circular and the accompanying instrument of proxy and notice of meeting are to Registered Shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares. If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send the Meeting Materials to you, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no: (a) person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year; (b) proposed nominee for election as director of the Company; and (c) associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the matters to be acted upon other than the election of directors and the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 90,373,493 Common Shares are issued and outstanding as of May 20, 2015, the Record Date. Although the Company is also authorized to issue an unlimited number of Class A Preference Shares without par value, none of these preference shares have been issued.

Only the registered holders of Common Shares who were holders as of the Record Date are entitled to vote at the Meeting. These registered holders of Common Shares will be entitled to one vote for each Common Share held on the Record Date.

To the knowledge of the directors and executive officers of the Company, the following are the only persons or companies that beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
CDS & Co.	87,388,277	96.70%

MATTERS TO BE ACTED UPON AT THE MEETING

Consolidation of Issued Share Capital

To facilitate future financings and acquisitions, through the issuance of shares by the Company, the board wishes to consolidate the Shares on a 5:1 ratio, such that for each five Shares held by a Shareholder, the Shareholder will hold one common share after consolidation. As at the Record Date, there were 90,373,493 Shares issued and outstanding and options and warrants to purchase a further 17,515,333 Shares at prices ranging from $0.08 to $.50 per Share.

Following the consolidation (assuming no further Shares were issued) there will be 18,074,699 common shares issued and outstanding and options and warrants to purchase a further 3,503,067 common shares at a price range of $0.40 to $2.50 per Share.

Certificates in respect of fractional common shares will not be issued in connection with the consolidation. If a Shareholder becomes entitled to receive a fraction of a common share, each fractional share, if less than one-half, shall be rounded down to zero and, if equal to or greater than one-half, shall be rounded up to one and added to the number of Shares to be held by the Shareholder. The consolidation will become effective on a date established by the TSX-V and the Company.

Pursuant to the Company’s articles, the consolidation of the share capital of a corporation requires the approval of the Shareholders of the corporation by a special resolution. Accordingly, Shareholders will be asked to consider and, if considered advisable, pass the following special resolution at the Meeting:

“RESOLVED, as a special resolution, THAT:

1. the common shares without par value in the capital of the Company be consolidated on a 5:1 ratio, every five common shares before consolidation into one common share;

2. the Board of Directors be authorized, in its discretion and without further approval of the shareholders of the Company, and to amend the special resolution consolidating the Company’s shares as may be necessary to comply with any applicable legislation or policies or rules of the regulatory authorities, set the effective date for the consolidation and revoke the special resolution before it is acted upon.”

The Board recommends that Shareholders vote in favour of the proposed resolution. The persons named in the Proxy or VIF as Proxyholders intend to vote the Shares represented by Proxies and VIFs in favour of the proposed resolution.

Adoption of New Articles

The Board proposes to replace the Company’s current articles (the “Existing Articles”) with the new articles in substantially the form attached hereto as Schedule A, (the “New Articles”). The primary reasons for replacing the Existing Articles with the New Articles are to provide the Company with modernized Articles which provide greater flexibility to the Board in carrying out the business of the Company.

The changes between the Existing Articles and the New Articles are substantial, but the main differences between the Existing Articles and the New Articles are that the New Articles provide for each of the following provisions, whereas the Existing Articles do not: (i) uncertificated shares; (ii) flexibility to the Board to make certain alterations to the Company’s authorized share structure by way of directors’ resolution as opposed to the Company having to incur the additional costs of obtaining Shareholder approval; (iii) new quorum requirements; and (iv) allowing for a change of the Company’s name by directors’ resolution instead of by an ordinary resolution of the Shareholders.

Comparison of Existing Articles to New Articles

Under the New Articles, subject to the provisions of the Business Corporations Act (British Columbia) (“BCBCA”), the Company may, by resolution of the directors:

(i)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(ii)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(iii)	if the Company is authorized to issue shares of a class of shares with par value:

(a) decrease the par value of those shares,

(b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares,

(c) subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value, or

(d) consolidate all or any of its unissued or fully paid issued shares with par value into shares of larger par value;

(iv)	subdivide all or any of its unissued or fully paid issued shares without par value;

(v)	change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value;

(vi)	alter the identifying name of any of its shares;

(vii)	consolidate all or any of its unissued or fully paid issued shares without par value;

(viii)	convert any fractional shares into whole shares;

(ix)	otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA;

Under the Existing Articles, certain of the alterations described above require approval of the Shareholders by ordinary resolution. The New Articles allow the Company to make these alterations by directors’ resolution without the Company having to incur the costs of calling and holding a meeting of Shareholders for this purpose.

A copy of the New Articles is attached to this Information Circular as Schedule A and are available for inspection by shareholders during normal business hours at any time up to the Meeting at the Company’s registered office located at 900 – 885 West Georgia Street, Vancouver, British Columbia and will be available at the Meeting.

Shareholder Approval

Under the BCBCA and the Existing Articles, the replacement of the Existing Articles with the New Articles requires approval by special resolution of the shareholders and, as such, an affirmative vote of not less than two-thirds of the votes cast at the Meeting.

At the Meeting, shareholders of the Company will be asked to pass the following special resolution to adopt the New Articles for the Company in replacement of the Existing Articles:

“RESOLVED as a special resolution and subject to approval of the TSX Venture Exchange as required, that:

1.

The Articles of the Company be altered by deleting and canceling the existing Articles and that the form of Articles presented to the meeting, and attached as “Schedule B” to the Company’s Information Circular dated May 20, 2015, be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company;

2.

The board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the foregoing without further approval, ratification or confirmation by the shareholders of the Company; and

3.

Any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Company, whether under its corporate seal or not, all such certificates, instruments, agreements, notices and others documents and to do all such other acts and things as in such person’s opinion as may be necessary or desirable for the purpose of giving effect to this resolution.”

This special resolution must be approved by at least two-thirds of the votes cast by shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such special resolution.

The form of the proposed resolution set forth above is subject to such amendments as management may propose at the Meeting but which do not materially affect the substance of the proposed resolution.

Recommendation of the Board

The Board has reviewed and considered all material facts relating to the replacement of the Existing Articles by the New Articles which it has considered to be relevant to shareholders. It is the unanimous recommendation of the Board that shareholders vote in favour of the foregoing special resolution to replace the Existing Articles with the New Articles. Proxies received in favour of management will be voted in favour of such special resolution, unless the shareholder has specified in the proxy that the shares are to be voted against such resolution.

Appointment and Remuneration of Auditors

Shareholders will be asked to vote for an ordinary resolution to re-appoint Dale Matheson Carr-Hilton LaBonte, Chartered Accountants of Vancouver, British Columbia, as the auditors of the Company until the next annual general meeting of the Shareholders and to authorize the Board to fix their remuneration.

Management recommends shareholders to vote for the ratification of the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as the Company’s auditors for the Company’s fiscal year ending December 31, 2014 at a remuneration to be fixed by the Company’s Board.

UNLESS SUCH AUTHORITY IS WITHHELD, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF DALE MATHESON CARR-HILTON LABONTE, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE SHAREHOLDERS AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.

Election of Directors

The directors of the Company are elected at each annual general meeting of the Company and hold office until the next annual general meeting or until their successors are elected or appointed, unless the director’s office is earlier vacated in accordance with the Company’s Articles or applicable corporate statutes.

The Shareholders will be asked to pass an ordinary resolution to fix the number of directors of the Company at five (5). Management of the Company proposes to nominate each of the following persons for re-election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province & Country of Residence and Position Held with the Company	Principal Occupation During the Last Five Years	Number of Voting Securities Beneficially Owned or Controlled or Directed, Directly or Indirectly (1)	Period(s) During Which Served as a Director of the Company
MARK JARVIS (3) British Columbia, Canada President, CEO and Director	Businessman; President and CEO of the Company from January 2004 to present; CEO and director of Shoal Point Energy Ltd. from July 2013 to present.	7,160,298	January 9, 2004 to present
LYLE DAVIS (2) (3) British Columbia, Canada Chairman and Director	Director of the Company from June 2004 to present; CEO of Condor Resources Inc. from July 2013 to present; director of Condor Resources Inc. from February 2004 to present; principal of Ellardee Group Capital Inc. from June 1999 to present.	20,000	June 11, 2004 to present

TOM MILNER British Columbia, Canada Director	Retired; Director of the Company since October 2007.	220,000	October 11, 2007 to present
GEORGE SOOKOCHOFF (2) British Columbia, Canada Director	Consultant; Self employed since 1983 as a computer and graphics consultant; director of International PBX Ventures Ltd. from August 2006 and President and CEO from February 2008 to October 2012.	Nil	November 20, 2003 to present
CLIFF S. CARSON (2) British Columbia, Canada Director	Retired; Director of Company since May 2011.	560,000	May 10, 2011 to present

(1)	The information as to security holdings of each director has been provided by the respective proposed directors and nominees and is not within the Company’s knowledge.
(2)	Member of the Company’s audit committee.
(3)	Member of the Company’s disclosure committee.

Management recommends shareholders to vote for the nominees for re-election as directors.

UNLESS SUCH AUTHORITY IS WITHHELD, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF A RESOLUTION TO FIX THE NUMBER OF DIRECTORS AT FIVE (5) AND TO APPOINT AS DIRECTORS, MARK JARVIS, GEORGE SOOKOCHOFF, TOM MILNER, LYLE DAVIS AND CLIFF CARSON.

Management does not contemplate that any of the nominees will be unable to serve as a director.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Other than as described below, none of the directors of the Company is, or within the past ten years prior to the date hereof has been, a director of executive officer of any issuer that, while that person was acting in that capacity:

(a) was subject to a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or senior officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

(c) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the person.

No proposed director of the Company has, within the ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The above information was provided by management of the Company.

EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

“CEO” of the Company means each individual who acted as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” of the Company means each individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“LTIP” means a long-term incentive plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include options or SARs (as defined below) plans or plans for compensation through shares or units that are subject to restrictions on resale.

“Named Executive Officers” or “NEO” means each of the following individuals:

(a)	a CEO;
(b)	a CFO;
(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102 F6 Statement of Executive Compensation; or

(d)

any individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

“SAR” means a stock appreciation right which is a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading prices of publicly traded securities.

On September 18, 2008, the Canadian Securities Regulators announced the adoption of new rules under Form 51-102 F6 Statement of Executive Compensation in respect of financial years ending on or after December 31, 2008. The disclosure contained in this Part complies with the new rules. While the new rules require the compensation table to present compensation information for the Company’s three most recently completed financial years that end on or after December 31, 2008, in this first year of implementation a company is not required to include any comparative period disclosure.

Compensation Discussion and Analysis

The overall objective of the Company’s compensation strategy is to offer short-term, medium-term and long-term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest calibre and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the chief executive officer, if any, in this regard. The Company currently has short-term and long-term compensation components in place, and will develop medium-term compensation components. The objectives of the Company’s compensation policies and procedures are to align the interests of the Company’s employees with the interests of the Company’s Shareholders. Therefore a significant portion of the total compensation is based upon overall corporate performance.

Compensation to NEOs is comprised of a base salary. The Company chooses to pay a base salary to its NEOs and employees to satisfy the short-term compensation component. In the future, the Company may consider paying discretionary annual cash bonuses to satisfy the medium term compensation component. The Company grants options to purchase Shares of the Company with longer future vesting dates to satisfy the long term compensation component.

The annual salaries for NEOs are designed to be comparable to executive compensation packages for similar positions at companies with similar financial, operating and industrial characteristics. The NEOs will be paid an annual salary that also takes into account his or her existing professional qualifications and experience. The NEOs’ performances and salaries are to be reviewed periodically on the anniversary of their appointment to their respective officer-ships with the Company. Increases in salary are to be evaluated on an individual basis and are performance and market-based.

2014 Performance Graph

The following graph compares the total cumulative return of a shareholder who invested $100 in the Company’s Shares on December 31, 2014 with the cumulative return of the S&P/TSX Composite Index.

	Dec 31/09	Dec 31/10	Dec 31/11	Dec 31/12	Dec 31/13	Dec 31/14
Hard Creek	$100	$225	$95	$40	$30	$8
S&P/TSX	$100	$114	$102	$106	$116	$125

Option-Based Awards

The Company regards the strategic use of incentive stock options as a cornerstone of the Company’s compensation plan. It applies to personnel at all levels and continues to be one of the Company’s primary tools for attracting, motivating and retaining qualified personnel, which is critical to the Company’s success. The Company is committed to long-term incentive programs that promote the continuity of an excellent management team and, therefore, the long-term success of the Company. The Company established a formal plan under which stock options may be granted to directors, officers, employees and consultants as an incentive to serve the Company in attaining its goal of improved shareholder value. The Board is responsible for administering the Company’s stock option plan and determining the type and amount of compensation to be paid to directors, officers, employees and consultants of the Company including the awards of any stock options under a stock option plan. Stock options are typically part of the overall compensation package for executive officers and employees.

All grants of stock options to the NEOs are reviewed and approved by the Board. In evaluating option grants to an NEO, the Board evaluates a number of factors including, but not limited to: (i) the number of options already held by such NEO; (ii) a fair balance between the number of options held by the NEO concerned and the other executives of the Company, in light of their responsibilities and objectives; (iii) the value of the options (generally determined using a Black-Scholes analysis) as a component in the NEO’s overall compensation package.

Summary Compensation Table

Particulars of compensation paid to each NEO in the most recently completed financial year, is set out in the summary compensation table below:

	Year Ending	Salary	Share- based awards	Option- based awards	Non-equity incentive plan compensation		Pension value	All other compen- sation	Total compen- sation
Name and principal position		($)	($)	($)	($)		($)	($)	($)
					Annual incentive plans	Long- term incentive plans
Mark Jarvis President & CEO (1)(2)	12/31/2014 12/31/2013	$Nil $Nil	Nil Nil	8,908	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 8,908
Brian Fiddler CFO (3)(4)	12/31/2014 12/31/2013	$24,000 $38,500	Nil Nil	8,908	Nil Nil	Nil Nil	Nil Nil	Nil Nil	24,000 47,408
Leslie Young Corporate Secretary (5)(6)	12/31/2014 12/31/2013	$24,000 $34,000	Nil Nil	8,908	Nil Nil	Nil Nil	Nil Nil	Nil Nil	24,000 42,908

(1)	Mark Jarvis was appointed Chief Executive Officer and President of the Company on January 9, 2004.
(2)	Effective June 1, 2012 Mr. Jarvis voluntarily reduced his salary from $5,000 per month to NIL.
	Note:	Effective December 31, 2013 Mr. Jarvis forgave $51,000 of accrued 2012 management fees.
(3)	Brian Fiddler was appointed as Chief Financial Officer of the Company on January 9, 2003.
(4)

Effective March 18, 2013, the Company entered into a one year consulting agreement with Brian Fiddler pursuant to which Mr. Fiddler serves as the Chief Financial Officer. Mr. Fiddler was paid $3,000.00 per month from January to July 2013 and $2,000.00 per month from August 2013 to December 2014.

(5)	Leslie Young was appointed as Corporate Secretary of the Company on February 26, 2004.
(6)

Effective January 2013, the Company entered into a one year employment agreement with Leslie Young pursuant to which Ms. Young serves as the Corporate Secretary. Ms. Young was paid a monthly salary of $3,000.00 from January to July 2013 and $2,000.00 per month from August 2013 to December 2014.

(7)

The value of perquisites including property or other personal benefits provided to an NEO that are generally available to all employees, and that in the aggregate are worth less than $50,000, or are worth less than 10% of an NEO’s total salary for the financial year are not reported herein.

Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following tables set forth the outstanding option-based awards and share-based awards granted to the NEOs of the Company during the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (1) ($)	Option expiration date	Value of unexercised in-the- money options (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Mark Jarvis President & CEO	125,000 400,000 200,000	$0.50 $0.50 $0.10	29-Nov-15 27-Jan-16 4-Jan-18	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
Brian Fiddler CFO	50,000 200,000	$0.50 $0.10	27-Jan-16 4-Jan-18	Nil Nil	N/A N/A	N/A N/A
Leslie Young, Corporate Secretary	50,000 50,000 200,000	$0.50 $0.50 $0.10	29-Nov-15 27-Jan-16 4-Jan-18	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A

Notes:

(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the five day period immediately preceding the option grant.
(2)	Value of unexercised in-the-money options calculated using the closing share price on the TSX at December 31, 2014 less the exercise price of in-the-money stock options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mark Jarvis President and CEO	N/A	N/A	N/A
Brian Fiddler, CFO	N/A	N/A	N/A
Leslie Young Corporate Secretary	N/A	N/A	N/A

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth the details of compensation provided to the directors, other than the Named Executive Officers, during the Company’s most recently completed financial year:

Name	Fees Earned ($)	Share- based Award s ($)	Option- based Awards ($)	Non-Equity Incentive Plan Compensatio n ($)	Pensio n Value ($)	All Other Compensatio n ($)	Total ($)
Lyle Davis (1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Tom Milner (2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
George Sookochoff (3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gary Johnson (4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cliff Carson (5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Mr. Davis was appointed a director of the company on June 11, 2004.
(2)	Mr. Milner was appointed a director of the company on October 9, 2007.
(3)	Mr. Sookochoff was appointed a director of the company on November 28, 2003.
(4)	Mr. Gary Johnson was appointed a director of the company on June 10, 2010 and resigned on September 26 2014.
(5)	Mr. Carson was appointed a director of the Company on May 10, 2011.

Compensation of Directors

Commencing January 1, 2009, the Company paid $2,000 per audit committee meeting with a maximum of $8,000 per year to the independent directors. The Company held four audit committee meetings during the most recently completed financial year.

Commencing April 2012, the independent directors forfeited payment.

Other than as set forth in the foregoing, no director of the Company who is not an NEO has received, during the most recently completed financial year, compensation pursuant to:

(a)

any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or experts.

Incentive Plan Awards for Directors

Outstanding Option-Based Awards and Share-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($) (1)	Option expiration date	Value of unexercised in-the- money options ($) (2)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
Lyle Davis	50,000 300,000	$0.50 $0.10	27-Jan-16 4-Jan-18	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
Tom Milner	150,000 300,000	$0.50 $0.10	29-Nov-15 4-Jan-18	Nil Nil	N/A N/A	N/A N/A
George Sookochoff	50,000 200,000	$0.50 $0.10	27-Jant-16 4-Jan-18	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
Cliff Carson	800,000 500,000	$0.42 $0.10	11-May-16 4-Jan-18	Nil Nil	N/A N/A	N/A N/A

Notes:

(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the five day period immediately preceding the option grant.

(2)	Value of unexercised in-the-money options calculated using the closing share price on the TSX at December 31, 2014 less the exercise price of in-the-money stock options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year by each director:

Value Vested or Earned for Incentive Plan Awards during the Most
Recently Completed Financial Year

Name	Option-based Awards Value Vested during the year ($)	Share-based Awards Value Vested during the year ($)	Non-Equity Incentive Plan compensation – Value earned during the year ($)
Lyle Davis	N/A	N/A	N/A
Tom Milner	N/A	N/A	N/A
George Sookochoff	N/A	N/A	N/A
Gary Johnson	N/A	N/A	N/A
Cliff Carson	N/A	N/A	N/A

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans as at the end of the most recently completed financial year:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in column (a)) (c)
Equity compensation plans approved by security holders	17,515,333	$0.28	3,615,349
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	17,515,333	$0.28	3,615,349

A copy of the stock option plan (the “Plan”), approved at the Company’s 2009 annual general and special meeting of shareholders, is available for review at the offices of the Company at Suite 1060-1090 West Georgia Street, Vancouver, BC V6E 3V7 or at Clark Wilson LLP, the registered offices of the Company, at Suite 800 – 885 West Georgia Street, Vancouver, BC V6C 3H1 during normal business hours up to and including the date of the Meeting.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201 Corporate Governance Principles. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Company’s corporate governance policies and mandates may also be publicly viewed on the Company’s website at www.hardcreeknickel.com.

Board of Directors

Independence of Members of Board

The Company’s current Board consists of five directors, all of which are independent based upon the tests for independence set forth in NI 52-110. Messrs. Cliff Carson, Lyle Davis, George Sookochoff and Tom Milner are independent. Mr. Mark Jarvis is not independent as he is the President and Chief Executive Officer of the Company.

Management is nominating five (5) individuals to the Company’s Board: Mark Jarvis, Lyle Davis, George Sookochoff, Tom Milner and Cliff S. Carson, all of whom are currently directors of the Company.

The Guidelines suggest that the Board of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under National Instrument 52-110 Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

Of the Company’s current directors, all directors except Mark Jarvis are considered to be independent directors, as they have no direct or indirect material relationship with the Company. Mark Jarvis is not considered to be an independent director as he is also an executive officer of the Company.

The operations of the Company do not support a large board, and the Board has determined that the current size and constitution of the Board is appropriate for the Company’s current stage of development. In the event of a conflict of interest at a meeting of the Board, the conflicted director will, in accordance with corporate law and in accordance with his or her fiduciary obligations as a director of the Company, disclose the nature and extent of his or her interest to the meeting and abstain from voting on or against the approval of such participation.

Participation of Directors in Board Meetings

For the year ended December 31, 2014, two regular board meetings were held. All directors were in attendance, either in person or via teleconference.

Board Mandate

The Board is responsible for the conduct of the Company’s affairs generally. The Board is responsible for reviewing and approving the Company’s operating plans and budgets as presented by management.

The Board is responsible for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. Succession planning, including the recruitment, supervision, compensation and performance assessment of the Company’s senior management personnel also fall within the ambit of the Board’s responsibilities. The Board is responsible for ensuring effective communications by the Company with its shareholders and the public and for ensuring that the Company adheres to all regulatory requirements with respect to the timeliness and content of its disclosure. In keeping with its overall responsibility for the stewardship of the financial affairs of the Company, the Board created an Audit Committee which is responsible for the integrity of the Company’s internal control and management information systems.

The Board is responsible for approving annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.

The Board delegates responsibility to management for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.

The Board believes the Company is well served and the independence of the Board from management is not compromised. The Board does not have, and does not consider it necessary under the circumstances to have, any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its current composition is sufficient to ensure that the Board can function independently of management.

Position Descriptions

Given the small size of the Company, the board does not have written position descriptions for its chairman or its committee chairs. The Board delineates the role and responsibilities of these individuals through reference to industry norms, past practice and in the case of the CEO, through his employment contract with the Company.

The Chairman is independent of management and is responsible for leading the discussion and ensuring that the Board convenes as often as is required in order to meet the needs of the Company. In addition, the Chairman also meets with the CEO on a regular basis to help with this function. The Audit Committee has a chair and a charter which charter provides structure and guidance with respect to the roles of the board, committee and the chair. In addition, the chair of the Audit Committee is independent of management. The Disclosure Committee does not have a written description for the chair. The Chair of the Disclosure Committee is independent from Management and has a Corporate Disclosure Policy which provides for timely, factual and accurate disclosure of all corporate information to Security holders of the Company and to the public.

Directorships

The following table is a list of directorships in other reporting issuers held by the director(s) of the Company:

Name of Director	Name of Reporting Issuer
Lyle Davis	Condor Resources Inc. Terra Nova Energy Ltd. **
Mark Jarvis	Shoal Point Energy Ltd.* Terra Nova Energy Ltd. **

(*) Mr. Jarvis became a director of Shoal Point Energy Ltd. effective June 28, 2013.
(**) Messrs. Jarvis and Davis became directors of Terra Nova Energy effective February 18, 2014.

Orientation and Continuing Education

Due to the size of the Company’s current Board, the Board does not have a formal process of orientation or education program for the new members of the Board. However, any new directors will be given the opportunity to: (a) familiarize themselves with the Company, the current directors and members of management; (b) review copies of recently publicly filed documents of the Company, technical reports and the Company’s internal financial information; (c) have access to technical experts and consultants; and (d) review a summary of significant corporate and securities legislation. Directors are also given the opportunity for continuing education.

Board meetings may also include presentations by the Company’s management and consultants to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board has adopted a Code of Ethics and Insider Trading Policy which has been distributed to its directors, officers, employees and consultants. A copy of the Code is available from the Company on written request or may be viewed on the Company’s website.

Nomination of Directors

The Board does not currently have a nominating committee, and these functions are currently performed by the Board as a whole. The Board considers its size each year when it passes a resolution determining the number of directors to be appointed at each annual general meeting of Shareholders. The Board has determined that the configuration of five (5)directors proposed at the Meeting is the appropriate number of directors, taking into account the number required to carry out duties effectively while maintaining a diversity of views and experiences.

Compensation

The directors of the Company do not receive any compensation for services rendered in his capacity as a director until such time the Company has sufficient cash reserves. The Board does not have a compensation committee. The compensation of the Company’s executive officers is determined by the

Board as a whole.

Other Board Committees

The Board has an audit committee and a disclosure committee.

Disclosure Committee

The disclosure committee is responsible for ensuring compliance with the Company’s corporate disclosure policy, which provides for timely, factual and accurate disclosure of corporate information to security holders and to the public. The members of the disclosure committee are those persons who from time to time occupy the following offices of the Company: chief executive officer, chief financial officer, the chairman of the Board, the executive vice-president and the corporate secretary.

Audit Committee

The audit committee is comprised of three independent directors. Each member of the audit committee is considered to be independent and financially literate in accordance with NI 520110. The audit committee is responsible for assisting the board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices, internal controls and its approval of the company’s annual and quarterly financial statements.

Audit committee information, as required under NI 52-110, is contained in the Company’s Annual Information Form dated December 31, 2014 under the heading “Audit Committee”. The Company’s Annual Information Form for the year ended December 31, 2013 is available under the Company’s profile on SEDAR at www.sedar.com.

Assessments

Due to the size of the Company’s current Board, the Board does not formally review individual Board members or committee members and their contributions. The Board is of the view that the Company’s shareholders are the most important assessors of Board performance and that they provide the most effective, objective assessment of the Board’s performance.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as elsewhere in this Information Circular or the documents of the Company incorporated by reference, no “Informed Person” (as defined in National Instrument 51-102 Continuous Disclosure Obligations), no proposed director of the Company and no associate or affiliate of any Informed Person or proposed director, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are to any substantial degree performed by a person other than the directors or executive officers of the Company.

DISCLOSURE REGARDING SECURITY BASED COMPENSATION ARRANGEMENTS

Stock Option Plan

The TSX-V requires that listed issuers must disclose on an annual basis, in their information circulars, the terms of their security based compensation arrangements and any amendments that were adopted in the last fiscal year. Accordingly, the Company is providing the disclosure below.

STOCK OPTION PLAN

1. PURPOSE

1.1 The purpose of the Stock Option Plan (the “Plan”) of Hard Creek Nickel Corporation, a British Columbia company (the “Company”), is to advance the interests of the Company by encouraging the directors, officers, employees, consultants and management company employees of the Company to acquire common shares (the “Common Shares”) in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of their affairs.

1.2 For the purposes of Eligible Employees (as defined below) who are subject to tax in the United States, stock options granted under this Plan that qualify under Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”), are referred to in this Plan as “Incentive Stock Options”. Stock options that do not qualify under Section 422 of the Code are referred to in this Plan as “Non-Qualified Stock Options”. Incentive Stock Options, Non-Qualified Stock Options and stock options granted to non-United States residents under this Plan are referred to collectively as “Options”.

1.3 This Plan will at all times be subject to all legal requirements relating to the administration of stock option plans, if any, under applicable Canadian federal and provincial, and United States federal and state securities laws, the Code, the rules of any applicable stock exchange or stock quotation system, and the rules of any foreign jurisdiction applicable to Options granted to residents therein (collectively, the “Applicable Laws”).

2. ADMINISTRATION, GRANTING OF OPTIONS AND ELIGIBILITY

2.1 The Plan will be administered by the Board of Directors of the Company or, if appointed, by a special committee of directors appointed from time to time by the Board of Directors of the Company, subject to approval by the Board of Directors of the Company (such committee or, if no such committee is appointed, the Board of Directors of the Company, is hereinafter referred to as the “Committee”) pursuant to rules of procedure fixed by the Board of Directors.

2.2 Each person (an “Optionee”) who is a bona fide “Consultant”, “Consultant Company”, a “Director”, an “Employee” or a “Management Company Employee” in relation to the Company (as those terms are defined in Policy 4.4, “Incentive Stock Options”, of the TSX-V Venture Exchange (the “Exchange”) is eligible to be granted one or more Options.

If and so long as the Common Shares of the Company are registered under Section 12(b) or 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Board will consider in selecting the Committee and the membership of any Committee, with respect to any persons subject or likely to become subject to Section 16 of the Exchange Act, the provisions regarding:

(a) “outside directors” as contemplated by Section 162(m) of the Code; and

(b) “Non-Employee Directors” as contemplated by Rule 16b-3 under the Exchange Act.

2.3 Incentive Stock Options may be granted to any individual who, at the time the Incentive Stock Option is granted, is a Director or Service Provider of the Company or any Related Corporation (as defined below) (“Eligible Employees”) subject to tax in the United States.

2.4 As used in this Plan, the term “Related Corporation” will mean any corporation (other than the Company) that is a “Subsidiary Corporation” of the Company, as that term is defined in Sections 424(e) and 424(f), respectively, of the Code (or any successor provisions) and the regulations thereunder (as amended from time to time).

2.5 As used in this Plan, the term “Service Provider” will be as that term is defined in section 613(b) of Part VI of The Toronto Stock Exchange (“TSX-V”) Company Manual (the “Manual”).

2.6 Non-Qualified Stock Options may be granted to Eligible Employees, consultants, and to such other persons (other than Directors subject to tax in the United States) who are not Eligible Employees as the Committee will select, subject to any Applicable Laws.

2.7 No person will be eligible to receive Options to purchase more than 5% of the issued and outstanding Common Shares (subject to adjustment as set forth in Section 13 of this Plan). The number of Options granted to persons employed in investor relations activities and to consultants is limited to 2% of the issued and outstanding Common Shares. Any person to whom an Option is granted under this Plan is referred to as an “Optionee”. Any person who is the owner of an Option is referred to as a “Holder”.

3. SHARES SUBJECT TO PLAN

3.1 Subject to adjustment as provided in Section 13 of this Plan, the shares to be offered under the Plan will consist of authorized but unissued Common Shares of the Company. The aggregate number of shares to be delivered upon the exercise of all Options granted under the Plan will not exceed an amount equal to 10% of the issued shares of the Company at the time of any granting of Options (on a non-diluted basis). If any Option granted hereunder will expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto will again be available for the purpose of this Plan.

3.2 No Options will be granted under the Plan if the result at any time would be:

(a) the number of Common Shares reserved for issuance with respect to options granted to Insiders (as defined under Applicable Laws) would exceed ten percent (10%) of the issued and outstanding Common Shares;

(b) the issuance to Insiders, within a one year period, would result in a number of Common Shares issued to Insiders exceeding ten percent (10%) of the issued and outstanding Common Shares; or

(c) the issuance to any one Insider, within a one year period, a number of Common Shares that would exceed five percent (5%) of the issued and outstanding Common Shares.

4. TERMS AND CONDITIONS OF OPTIONS

4.1 Each Option granted under this Plan will be evidenced by a written agreement approved by the

Committee (the “Agreement”). Agreements may contain such provisions, not inconsistent with this Plan, as the Committee in its discretion may deem advisable. All Options also will comply with the following requirements:

(a) Number of Shares and Type of Option

Each Agreement will state the number of Common Shares to which it pertains and, for Optionees subject to tax in the United States, whether the Option is intended to be an Incentive Stock Option or a Non-Qualified Stock Option, provided that:

(i) in the absence of action to the contrary by the Committee in connection with the grant of an Option, all Options will be Non-Qualified Stock Options;

(ii) the aggregate fair market value (determined at the Date of Grant, as defined below) of the stock with respect to which Incentive Stock Options are exercisable for the first time by an Optionee subject to tax in the United States during any calendar year (granted under this Plan and all other Incentive Stock Option plans of the Company, a Related Corporation or a predecessor company) will not exceed U.S.$100,000, or such other limit as may be prescribed by the Code as it may be amended from time to time (the “Annual Limit”); and

(iii) any portion of an Option which exceeds the Annual Limit will not be void but rather will be a Non-Qualified Stock Option.

(b) Date of Grant

Each Agreement will state the date the Committee has deemed to be the effective date of the Option for purposes of this Plan (the “Date of Grant”).

(c) Option Price

Each Agreement will state the price per Common Share at which it is exercisable. The exercise price of the Common Shares covered by each Option will be determined by the Committee in accordance with Applicable Laws; provided that:

(i) the per share exercise price for an Incentive Stock Option or any Option granted to a “covered employee” as such term is defined for purposes of Section 162(m) of the Code (“Covered Employee”) will not be less than the closing trading price of the Common Shares on the TSX-V or any stock exchange or quotation system on which the Company’s shares are traded on the last trading day preceding the date on which the Option is granted (or if the Common Shares are not then listed and posted for trading on the TSX-V, on such other stock exchange or quotation system on which the Common Shares are listed and posted for trading as may be selected by the Board of Directors). In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation systems, the exercise price will be the fair market value of the Common Shares as determined by the Committee;

(ii) with respect to Incentive Stock Options granted to greater-than-ten percent (>10%) shareholders of the Company (as determined with reference to Section 424(d) of the Code), the exercise price per share will not be less than one hundred ten percent (110%) of the closing trading price of the Common Shares on the TSX-V on the last trading day preceding the date on which the Option is granted (or if the Common Shares are not then listed and posted for trading on the TSX-V, on such other stock exchange or quotation system on which the Common Shares are listed and posted for trading as may be selected by the Board of Directors). In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation systems, the exercise price will be the fair market value of the Common Shares as determined by the Committee;

(iii) Options granted in substitution for outstanding options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization involving such other corporation and the Company or any subsidiary of the Company may be granted with an exercise price equal to the exercise price for the substituted option of the other corporation, subject to any adjustment consistent with the terms of the transaction pursuant to which the substitution is to occur; and

(iv) with respect to Non-Qualified Stock Options, the exercise price per share will be determined by the Committee at the time the Option is granted, but such price will not be less than the closing trading price of the Common Shares on the TSX-V on the last trading day preceding the date on which the Option is granted (or if the Common Shares are not then listed and posted for trading on the TSX-V, on such other stock exchange or quotation system on which the Common Shares are listed and posted for trading as may be selected by the Board of Directors). In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation systems, the exercise price will be the fair market value of the Common Shares as determined by the Committee.

The persons described in clauses (i) through (iii), above, will constitute all of the persons who are entitled to receive Incentive Stock Options under this Plan.

(d) Hold Period

A four (4) month hold period (commencing on the date of the stock option grant) is required for options granted to insiders or granted at any discount to the Market Price.

(e) Blackout Period

The automatic extension to the expiry date of the stock option plan governed by the plan if such expiry date falls within a period (a “blackout period”) during which the Company prohibits Optionees from exercising their stock options. The following requirements are applicable to any such automatic extension provision:

A. The blackout period must be formally imposed by the Company pursuant to its internal trading policies as a result of a bona fide existence of undisclosed Material Information. For greater certainty, in the absence of the Company formally imposing a blackout period, the expiry date of any options will not be automatically extended in any circumstances.

B. The blackout period must expire upon the general disclosure of the undisclosed Material Information. The expiry date of the affected stock options can be extended to no later than ten (10) business days after the expiry of the blackout period.

C. The automatic extension of the Optionee’s options will not be permitted where the Optionee or the Company is subject to a cease trade order (or similar order under Securities Laws) in respect of the

Company’s securities.

(f) Press Release

A press release is required at the time of the grant for options granted to insiders and Investment Relations service providers.

5. VESTING

5.1 No Option will be exercisable until it has vested. The Committee may, in its sole discretion, determine the time during which Options will vest and the method of vesting or that no vesting restriction will exist. The vesting of one or more outstanding Options may be accelerated by the Committee at such times and in such amounts as it will determine in its sole discretion.

5.2 If no vesting schedule is specified at the time of grant, the Option will vest as follows:

(a) on the first anniversary of the Date of Grant, the Option will vest and will become exercisable with respect to 25% of the Common Shares to which it pertains;

(b) on the second anniversary of the Date of Grant, the Option will vest and will become exercisable with respect to an additional 25% of the Common Shares to which it pertains;

(c) on the third anniversary of the Date of Grant, the Option will vest and will become exercisable with respect to an additional 25% of the Common Shares to which it pertains; and

(d) on the fourth anniversary of the Date of Grant, the Option will vest and will become exercisable with respect to the balance of the Common Shares to which it pertains.

5.3 Options issued to Consultants performing Investor Relations activities must vest in stages over 12 months with no more than one quarter (1/4) of the options vesting in any three month period.

6. MAINTENANCE OF SUFFICIENT CAPITAL

6.1 The Company will at times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

7. PARTICIPATION

7.1 The Committee will determine to whom Options will be granted, the terms and provisions of the respective Option agreements, the time or times at which such Options will be granted and the number of shares to be subject to each Option.

7.2 An individual who has been granted an Option may, if he is otherwise eligible, and if permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, be granted an additional Option or Options if the Committee will so determine.

8. DURATION OF OPERATION

8.1 Each Option and all rights thereunder will be expressed to expire on the date set out in the Agreements and will be subject to earlier termination as provided in Clauses 11 and 12. In the absence of action to the contrary by the Committee in connection with the grant of a particular Option, all Options granted under this Plan will expire five (5) years from the Date of Grant.

9. OPTION PERIOD, CONSIDERATION AND PAYMENT

9.1 The term of each Option (the “Option Period”) will be a period of time fixed by the Committee, not to exceed the maximum period permitted by any stock exchange or quotation system on which the Common Shares are then listed or other regulatory body having jurisdiction, which maximum period is presently five (5) years from the Date of Grant, provided that the Option Period will be reduced with respect to any Option as provided in Clauses 11 and 12.

9.2 Except as set forth in Clauses 11 and 12, no Option may be exercised unless it has vested and the Optionee is, at the time of such exercise, a director, officer, employee or consultant of the Company.

9.3 The exercise of any Option will be contingent upon receipt by the Company at its head office of a written notice of exercise, specifying the number of shares with respect to which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft (or any other payment mechanism approved by the Committee at the time of exercise) for the full purchase price of such shares with respect to which the Option is exercised and upon the Company being satisfied that any tax withholding obligations associated with such an exercise have been fulfilled.

9.4 No Optionee or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an Option under this Plan unless and until the certificates for such shares are issued to such persons under the terms of the Plan.

10. SECURITIES REGULATION AND TAX WITHHOLDING

10.1 Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares shall comply with all Applicable Laws. The inability of the Company to obtain from any regulatory body the authority deemed by the Company to be necessary for the lawful issuance and sale of any Options or shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any shares under this Plan, shall relieve the Company of any liability with respect to the non-issuance or sale of such Options or shares.

10.2 As a condition to the exercise of an Option, the Committee may require the Holder to represent and warrant in writing at the time of such exercise that the shares are being purchased only for investment and without any then-present intention to sell or distribute such shares. At the option of the Committee, a stop-transfer order against such shares may be placed on the stock books and records of the Company, and a legend indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such shares in order to assure an exemption from registration. The Committee may also require such other documentation as may from time to time be necessary to comply with federal, provincial or state securities laws. THE COMPANY HAS NO OBLIGATION TO UNDERTAKE REGISTRATION OF OPTIONS OR THE SHARES OF STOCK ISSUABLE UPON THE EXERCISE OF OPTIONS.

10.3 The Holder shall pay to the Company by certified check or bank money order, promptly upon exercise of an Option or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, provincial, local and foreign withholding taxes that the Committee, in its discretion, determines to result upon exercise of an Option or from a transfer or other disposition of Common Shares acquired upon exercise of an Option or otherwise related to an Option or Common Shares acquired in connection with an Option. Upon approval of the Committee, and subject to regulatory approval, a Holder may satisfy such obligation by complying with such payment mechanism approved by the Committee from time to time.

10.4 The issuance, transfer or delivery of certificates representing Common Shares pursuant to the exercise of Options may be delayed, at the discretion of the Committee, until the Committee is satisfied that the applicable requirements of the federal, provincial and state securities laws and the withholding provisions under Applicable Laws have been met and that the Holder has paid or otherwise satisfied any withholding tax obligation as described in Subsection 10.3 above.

11. CEASING TO BE A DIRECTOR, OFFICER, EMPLOYEE OR CONSULTANT

11.1 If an Optionee will cease to be a director, officer, employee or consultant, as the case may be, of the Company for any reason (other than death), he may, but only within 90 days next succeeding his ceasing to be a director, officer, employee or consultant, exercise his Option to the extent that he was entitled to exercise it at the date of such cessation provided that, in the case of an Optionee who is engaged in investor relations activity on behalf of the Company, the 90 day period referenced herein will be shortened to 30 days, and in the case of an Optionee’s termination of employment or contractual relationship with Hard Creek or a subsidiary of Hard Creek for cause (as determined in the sole discretion of the Committee), in which case the Hard Creek Options will terminate immediately.

11.2 Nothing contained in the Plan, nor in any Option granted pursuant to the Plan, will as such confer upon any Optionee any right with respect to continuance as a director, officer, employee or consultant of the Company or of any affiliate.

12. DEATH OF AN OPTIONEE

12.1 In the event of the death of an Optionee, the Option previously granted to him will be exercisable only within the 12 months next succeeding such death and then only:

(a) by the person or persons to whom the Optionee’s rights under the Option will pass by the Optionee’s will or the laws of descent and distribution of the Optionee’s domicile at the time of death; and

(b) if and to the extent that he was entitled to exercise the Option at the date of his death.

13. ADJUSTMENTS

13.1 Appropriate adjustments in the number of common shares optioned and in the Option price per share, as regards, Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares of the Company resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassification of the common shares of the Company, the payment of stock dividends by the Company or other relevant changes in the capital of the Company.

14. TRANSFERABILITY

14.1 All benefits, rights and Options accruing to the Optionee in accordance with the terms and conditions of the Plan will not be transferable or assignable unless specifically provided herein. During the lifetime of an Optionee any benefits, rights and Options may only be exercised by the Optionee.

15. AMENDMENT AND TERMINATION OF PLAN

15.1 The Committee may, at any time, suspend or terminate the Plan. The Board of Directors may, subject to such approvals as may be required under the rules of any stock exchange or which the common shares are then listed or other regulatory body having jurisdiction or any applicable securities laws, also at any time amend or revise the terms of the Plan, provided that no such amendment or revision will alter the terms of any Options granted under the Plan prior to such amendment or revision.

15.2 Notwithstanding the foregoing, the events triggering acceleration of vesting of outstanding Options may be modified, expanded or eliminated without the consent of Optionees and the Committee may modify grants to persons who are eligible to receive Options under this Plan who are foreign nationals or employed outside Canada and the United States to recognize differences in local law, tax policy or custom.

15.3 Termination of this Plan will not terminate any Option granted prior to such termination.

16. NECESSARY APPROVALS

16.1 The ability of the Options to be exercised and the obligation of the Company to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from the shareholders of the Company, any regulatory authority or stock exchange having jurisdiction over the securities of the Company. So long as it remains a policy of the TSX-V, or such other stock exchange or quotation system on which the Company’s shares are listed and posted for trading, the Company will obtain Disinterested Shareholder approval for any reduction in the exercise price of the Option if the Optionee is an Insider of the Company at the time of the proposed amendment. The terms “Disinterested Shareholder” and “Insider” will have the meanings as defined for those terms in the Applicable Laws. If any shares cannot be issued to the Optionee for whatever reason, the obligation of the Company to issue such shares will terminate and any Option exercise price paid to the Company will be returned to the Optionee.

      Shareholder and Exchange approval of the stock option plan is required annually at the Company’s shareholder meetings.

17. INDEMNIFICATION OF COMMITTEE

17.1 In addition to all other rights of indemnification they may have as members of the Board of Directors, members of the Committee shall be indemnified by the Company for all reasonable expenses and liabilities of any type or nature, including attorneys’ fees, incurred in connection with any action, suit or proceeding to which they or any of them are a party by reason of, or in connection with, this Plan or any Option granted under this Plan, and against all amounts paid by them in settlement thereof (provided that such settlement is approved by independent legal counsel selected by the Company), except to the extent that such expenses relate to matters for which it is adjudged that such Committee member is liable for wilful misconduct; provided, that within fifteen (15) days after the institution of any such action, suit or proceeding, the Committee member involved therein shall, in writing, notify the Company of such action, suit or proceeding, so that the Company may have the opportunity to make appropriate arrangements to prosecute or defend the same

18. PRIOR PLANS

18.1 The Plan will entirely replace and supersede any prior share option plans, if any, enacted by the Board of Directors of the Company or its predecessor corporations.

19. EFFECTIVE DATE OF PLAN

19.1 The Plan has been adopted by the Board of Directors subject to the approval of any stock exchange on which the shares of the Company are to be listed or other regulatory body having jurisdiction and approval of the shareholders and, if so approved, the Plan will become effective upon such approvals being obtained.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and MD&A for the fiscal year ended December 31, 2014 and for the three months ended March 31, 2015. Shareholders may contact the Company to request copies of financial statements and MD&A at the following address: #1060-1090 West Georgia Street, Vancouver, British Columbia, Canada V6E 3V7.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies, has been authorized by the Board of the Company.

Dated at Vancouver, British Columbia, this 20th day of May, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“Mark Jarvis”

Mark Jarvis, President, CEO and Director

“Schedule B”

Incorporation No. BC0259067

BUSINESS CORPORATIONS ACT

ARTICLES

OF

HARD CREEK NICKEL CORPORATION

Incorporation No.
BC0259067

BUSINESS CORPORATIONS ACT

ARTICLES

OF

HARD CREEK NICKEL CORPORATION

PART 1– INTERPRETATION

1.1	Definitions

Without limiting Article 1.2, in these Articles, unless the context requires otherwise:

(a) “adjourned meeting” means the meeting to which a meeting is adjourned under Article 8.6 or 8.9;

(b) “board” and “directors” mean the board of directors of the Company for the time being;

(c) “Business Corporations Act” means the Business Corporations Act, S.B.C. 2002, c.57, and includes its regulations;

(d) “Company” means Hard Creek Nickel Corporation;

(e) “Interpretation Act” means the Interpretation Act, R.S.B.C. 1996, c. 238; and

(f) “trustee”, in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder.

1.2	Business Corporations Act definitions apply

The definitions in the Business Corporations Act apply to these Articles.

1.3	Interpretation Act applies

The Interpretation Act applies to the interpretation of these Articles as if these Articles were an enactment.

1.4	Conflict in definitions

If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles.

1.5	Conflict between Articles and legislation

If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

PART 2 – SHARES AND SHARE CERTIFICATES

2.1	Form of share certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.2	Shareholder Entitled to Certificate or Acknowledgement

Unless the shares are uncertificated shares, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.3	Sending of share certificate

Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.

2.4	Replacement of worn out or defaced certificate

If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit:

(a) order the certificate to be cancelled; and

(b) issue a replacement share certificate.

2.5	Replacement of lost, stolen or destroyed certificate

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive:

(a) proof satisfactory to them that the certificate is lost, stolen or destroyed; and

(b) any indemnity the directors consider adequate.

2.6	Splitting share certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name 2 or more certificates, each representing a specified number of shares and in th e aggregate representing the same number of shares as the certificate so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request.

2.7	Shares may be uncertificated

Notwithstanding any other provisions of this Part, the directors may, by resolution, provide that:

(a) the shares of any or all of the classes and series of the Company’s shares may be uncertificated shares; or

(b) any specified shares may be uncertificated shares.

PART 3 – ISSUE OF SHARES

3.1	Directors authorized to issue shares

The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

3.2	Company need not recognize unregistered interests

Except as required by law or these Articles, the Company need not recognize or provide for any person’s interests in or rights to a share unless that person is the shareholder of the share.

PART 4 – SHARE TRANSFERS

4.1	Recording or registering transfer

	A	transfer of a share of the Company must not be registered

	(a)	unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate (or acceptable documents pursuant to Article 2.5 hereof) representing the share to be transferred has been surrendered and cancelled; or

	(b)	if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.

4.2	Form of instrument of transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

4.3	Signing of instrument of transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer:

	(a)	in the name of the person named as transferee in that instrument of transfer; or

	(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

4.4	Enquiry as to title not required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

4.5	Transfer fee

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors from time to time.

PART 5 – ACQUISITION OF SHARES

5.1	Company authorized to purchase shares

Subject to the special rights and restrictions attached to any class or series of shares, the Company may, if it is authorized to do so by the directors, purchase or otherwise acquire any of its shares.

5.2	Company authorized to accept surrender of shares

The Company may, if it is authorized to do so by the directors, accept a surrender of any of its shares.

5.3	Company authorized to convert fractional shares into whole shares

The Company may, if it is authorized to do so by the directors, convert any of its fractional shares into whole shares in accordance with, and subject to the limitations contained in, the Business Corporations Act.

PART 6 – BORROWING POWERS

6.1	Powers of directors

The directors may from time to time on behalf of the Company:

	(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and at any discount or premium and on such other terms as they consider appropriate;

	(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

	(d)	mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of the Company.

PART 7 – GENERAL MEETINGS

7.1	Annual general meetings

Unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

7.2	When annual general meeting is deemed to have been held

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any resolution passed under this Article 7.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

7.3	Calling of shareholder meetings

The directors may, whenever they think fit, call a meeting of shareholders.

7.4	Notice for meetings of shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting and to each director, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

7.5	Record date for notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.6	Record date for voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.7	Failure to give notice and waiver of notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

7.8	Notice of special business at meetings of shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 8.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice, and

(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 8 – PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

8.1	Special business

At a meeting of shareholders, the following business is special business:

(a)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting or the election or appointment of directors;

(b) at an annual general meeting, all business is special business except for the following:

(i)	business relating to the conduct of or voting at the meeting,

(ii)	consideration of any financial statements of the Company presented to the meeting,

(iii)	consideration of any reports of the directors or auditor,

(iv)	the setting or changing of the number of directors,

(v)	the election or appointment of directors,

(vi)	the appointment of an auditor,

(vii)	the setting of the remuneration of an auditor,

(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution, and

(ix)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

8.2	Special resolution

The votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

8.3	Quorum

Subject to the special rights and restrictions attached to the shares of any affected class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one or more persons, present in person or by proxy.

8.4	Other persons may attend

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

8.5	Requirement of quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote at the meeting is present at the commencement of the meeting.

8.6	Lack of quorum

If, within 1/2 hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a) in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved; and

(b)

in the case of any other meeting of shareholders, the shareholders entitled to vote at the meeting who are present, in person or by proxy, at the meeting may adjourn the meeting to a set time and place.

8.7	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any;

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

8.8	Alternate chair

At any meeting of shareholders, the directors present must choose one of their number to be chair of the meeting if: (a) there is no chair of the board or president present within 15 minutes after the time set for holding the meeting; (b) the chair of the board and the president are unwilling to act as chair of the meeting; or (c) if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting. If, in any of the foregoing circumstances, all of the directors present decline to accept the position of chair or fail to choose one of their number to be chair of the meeting, or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

8.9	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

8.10	Notice of adjourned meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

8.11	Motion need not be seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

8.12	Manner of taking a poll

Subject to Article 8.13, if a poll is duly demanded at a meeting of shareholders:

(a) the poll must be taken

(i) at the meeting, or within 7 days after the date of the meeting, as the chair of the meeting directs, and

(ii) in the manner, at the time and at the place that the chair of the meeting directs;

(b) the result of the poll is deemed to be a resolution of, and passed at, the meeting at which the poll is demanded; and

(c) the demand for the poll may be withdrawn.

8.13	Demand for a poll on adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

8.14	Demand for a poll not to prevent continuation of meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

8.15	Poll not available in respect of election of chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

8.16	Casting of votes on poll

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

8.17	Chair must resolve dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

8.18	Chair has no second vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

8.19	Declaration of result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.

8.20	Meetings by telephone or other communications medium

A shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided, however, that nothing in this Section shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting of shareholders in a manner contemplated by this Article 8.20:

(a)	each such shareholder or proxy holder shall be deemed to be present at the meeting; and

(b)	the meeting shall be deemed to be held at the location specified in the notice of the meeting.

PART 9 – ALTERATIONS AND RESOLUTIONS

9.1	Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by resolution of the directors:

	(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

	(c)	if the Company is authorized to issue shares of a class of shares with par value:

		(i)	decrease the par value of those shares,

		(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares,

		(iii)	subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value, or

		(iv)	consolidate all or any of its unissued or fully paid issued shares with par value into shares of larger par value;

	(d)	subdivide all or any of its unissued or fully paid issued shares without par value;

	(e)	change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value;

	(f)	alter the identifying name of any of its shares;

	(g)	consolidate all or any of its unissued or fully paid issued shares without par value; or

	(h)	otherwise alter its shares or authorized share structure when required or permitted to do so by the

Business Corporations Act.

9.2	Change of Name

The Company may by resolution of the directors authorize an alteration to its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.3	Other Alterations or Resolutions

If the Business Corporations Act does not specify:

(a)

the type of resolution and these Articles do not specify another type of resolution, the Company may by resolution of the directors authorize any act of the Company, including without limitation, an alteration of these Articles; or

	(b)	the type of shareholders’ resolution and these Articles do not specify another type of shareholders’ resolution, the Company may by ordinary resolution authorize any act of the Company.

PART 10 – VOTES OF SHAREHOLDERS

10.1	Voting rights

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 10.3:

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote; and

(b)

on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

10.2	Trustee of shareholder may vote

A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

10.3	Votes by joint shareholders

If there are joint shareholders registered in respect of any share:

(a) any one of the joint shareholders, but not both or all, may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)

if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

10.4	Trustees as joint shareholders

Two or more trustees of a shareholder in whose sole name any share is registered are, for the purposes of Article 10.3, deemed to be joint shareholders.

10.5	Representative of a corporate shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a) for that purpose, the instrument appointing a representative must

(i)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least 2 business days before the day set for the holding of the meeting, or

(ii) unless the notice of the meeting provides otherwise, be provided, at the meeting, to the chair of the meeting; and

(b) if a representative is appointed under this Article 10.5,

(i)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

10.6	When proxy provisions do not apply

Articles 10.7 to 10.13 do not apply to the Company if and for so long as it is a public company.

10.7	Appointment of proxy holder

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint a proxy holder to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

10.8	Alternate proxy holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

10.9	When proxy holder need not be shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 10.5;

(b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c)

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

10.10	Form of proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(Name of Company)

The undersigned, being a shareholder of the above named Company, hereby appoints _____________________ or, failing that person, , ___________________ as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the day of and at any adjournment of that meeting.

Signed this ______________ day of _________________ ,______

__________________________________________
Signature of shareholder

10.11	Provision of proxies

A proxy for a meeting of shareholders must:

	(a)	be received at the registered office of the Company or at any other place specified in the notice calling the meeting for the receipt of proxies, at least the number of business days specified in the notice or, if no number of days is specified, 2 business days before the day set for the holding of the meeting; or

	(b)	unless the notice of the meeting provides otherwise, be provided at the meeting to the chair of the meeting.

10.12	Revocation of proxies

Subject to Article 10.13, every proxy may be revoked by an instrument in writing that is:

	(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

	(b)	provided at the meeting to the chair of the meeting.

10.13	Revocation of proxies must be signed

An instrument referred to in Article 10.12 must be signed as follows:

	(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee; or

	(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 10.5.

10.14	Validity of proxy votes

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

	(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

	(b)	by the chair of the meeting, before the vote is taken.

10.15	Production of evidence of authority to vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 11 – DIRECTORS

11.1	First directors; number of directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 12.7, is set at:

(a) subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company’s first directors;

(b) if the Company is a public company, the greater of three and the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given); and

(c) if the Company is not a public company, the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given).

11.2	Change in number of directors

If the number of directors is set under Articles 11.1(b) or 11.1(c):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)

if, contemporaneously with setting that number, the shareholders do not elect or appoint the directors needed to fill vacancies in the board of directors up to that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

11.3	Directors’ acts valid despite vacancy

An act or proceeding of the directors is not invalid merely because fewer directors have been appointed or elected than the number of directors set or otherwise required under these Articles.

11.4	Qualifications of directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

11.5	Remuneration of directors

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director’s capacity as an officer or employee of the Company.

11.6	Reimbursement of expenses of directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

11.7	Special remuneration for directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

11.8	Gratuity, pension or allowance on retirement of director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 12 – ELECTION AND REMOVAL OF DIRECTORS

12.1	Election at annual general meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 7.2:

(a)

the shareholders entitled to vote at the annual general meeting for the election of directors may elect, or in the unanimous resolution appoint, a board of directors consisting of up to the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

12.2	Consent to be a director

No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c) with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

12.3	Failure to elect or appoint directors

If:

(a)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 7.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 7.2, to elect or appoint any directors;

then each director in office at such time continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

12.4	Directors may fill casual vacancies

Any casual vacancy occurring in the board of directors may be filled by the remaining directors.

12.5	Remaining directors’ power to act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or for the purpose of summoning a meeting of shareholders to fill any vacancies on the board of directors or for any other purpose permitted by the Business Corporations Act.

12.6	Shareholders may fill vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, and the directors have not filled the vacancies pursuant to Article 12.5 above, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

12.7	Additional directors

Notwithstanding Articles 11.1 and 11.2, between annual general meetings or unanimous resolutions contemplated by Article 7.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 12.7 must not at any time exceed:

(a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 12.7.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 12.1(a), but is eligible for re-election or re-appointment.

12.8	Ceasing to be a director

A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to Articles 12.9 or 12.10.

12.9	Removal of director by shareholders

The Shareholders may, by special resolution, remove any director before the expiration of his or her term of office, and may, by ordinary resolution, elect or appoint a director to fill the resulting vacancy. If the shareholders do not contemporaneously elect or appoint a director to fill the vacancy created by the removal of a director, then the directors may appoint, or the shareholders may elect or appoint by ordinary resolution, a director to fill that vacancy.

12.10	Removal of director by directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

12.11	Nominations of directors

(a) Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company.

(b)

Nominations of persons for election to the board may be made at any annual meeting of shareholders or at any special meeting of shareholders (if one of the purposes for which the special meeting was called was the election of directors):

(i) by or at the direction of the board, including pursuant to a notice of meeting;

(ii)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(iii)

by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in this Article 12.11 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Article 12.11.

(c)

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof (as provided for in Article 12.11(d)) in proper written form to the secretary of the Company at the principal executive offices of the Company.

(d)	To be timely, a Nominating Shareholder’s notice to the secretary of the Company must be given:

(i)

in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth (10th) day after the Notice Date in respect of such meeting; and

(ii)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(e)	To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Company must set forth:

(i)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person during the past five years; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (D) a statement as to whether such person would be “independent” of the Company (as such term is defined under

Applicable Securities Laws (as defined below)) if elected as a director at such meeting and the reasons and basis for such determination; (E) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such Nominating Shareholder and beneficial owner, if any, and their respective affiliates and associates, or others acting jointly or in concert therewith, on the one hand, and such nominee, and his or her respective associates, or others acting jointly or in concert therewith, on the other hand; and (F) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below); and

(ii)

as to the Nominating Shareholder giving the notice: (A) any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company; (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of the record by the Nominating Shareholder as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (C) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below).

(f)

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(g)

The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the provisions set forth in this Article 12.11 and, if any proposed nomination is not in compliance with such provisions, to declare that such defective nomination shall be disregarded.

(h)	For purposes of this Article 12.11:

(i)

“Affiliate”, when used to indicate a relationship with a person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

	(iii)	“Associate”, when used to indicate a relationship with a specified person, means:

A.

any corporation or trust of which such person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding,

		B.	any partner of that person,

		C.	any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity,

		D.	a spouse of such specified person,

		E.	any person of either sex with whom such specified person is living in a conjugal relationship outside marriage, or

		F.	any relative of such specified person or of a person mentioned in clauses D or E of this definition if that relative has the same residence as the specified person;

(iv)

“Derivatives Contract” means a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

	(v)	“owned beneficially” or “owns beneficially” means, in connection with the ownership of shares in the capital of the Company by a person:

A.

any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing,

B.

any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing,

C.

any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however, that the number of shares that a person owns beneficially pursuant to this clause in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate, and

D.

any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vi)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(i)

Notwithstanding any other provision of this Article 12.11, notice given to the secretary of the Company pursuant to this Article 12.11 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid, provided that receipt of confirmation of such transmission has been received) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(j)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 12.11.

PART 13 – PROCEEDINGS OF DIRECTORS

13.1	Meetings of directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place and at the time that the board may by resolution from time to time determine.

13.2	Chair of meetings

Meetings of directors are to be chaired by:

(a) the chair of the board, if any;

(b) in the absence of the chair of the board, the president, if any, if the president is a director; or

(c) any other director chosen by the directors if:

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,

(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting, or

(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

13.3	Voting at meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

13.4	Meetings by telephone or other communications medium

A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 13.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

13.5	Who may call extraordinary meetings

A director may call a meeting of the board at any time. The secretary, if any, must on request of a director, call a meeting of the board.

13.6	Notice of extraordinary meetings

Subject to Articles 13.7 and 13.8, if a meeting of the board is called under Article 13.4, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors:

(a) by mail addressed to the director’s address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose;

(b) by leaving it at the director’s prescribed address or at any other address provided to the Company by the director for this purpose; or

(c) orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.

13.7	When notice not required

It is not necessary to give notice of a meeting of the directors to a director if:

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed;

(b) the director has filed a waiver under Article 13.9; or

(c) the director attends such meeting.

13.8	Meeting valid despite failure to give notice

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

13.9	Waiver of notice of meetings

Any director may file with the Company a notice waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

13.10	Effect of waiver

After a director files a waiver under Article 13.9 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

13.11	Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

13.12	If only one director

If, in accordance with Article 11.1, the number of directors is one, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

PART 14 – COMMITTEES OF DIRECTORS

14.1	Appointment of committees

The directors may, by resolution:

	(a)	appoint one or more committees consisting of the director or directors that they consider appropriate;

	(b)	delegate to a committee appointed under paragraph (a) any of the directors’ powers, except:

(i)	the power to fill vacancies in the board,

(ii)	the power to change the membership of, or fill vacancies in, any committee of the board, and

(iii)	the power to appoint or remove officers appointed by the board; and

(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

14.2	Obligations of committee

Any committee formed under Article 14.1, in the exercise of the powers delegated to it, must:

	(a)	conform to any rules that may from time to time be imposed on it by the directors; and

	(b)	report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.

14.3	Powers of board

The board may, at any time:

	(a)	revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding;

	(b)	terminate the appointment of, or change the membership of, a committee; and

	(c)	fill vacancies in a committee.

14.4	Committee meetings

Subject to Article 14.2(a):

	(a)	the members of a directors’ committee may meet and adjourn as they think proper;

(b)

a directors’ committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

	(c)	a majority of the members of a directors’ committee constitutes a quorum of the committee; and

(d)

questions arising at any meeting of a directors’ committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

PART 15 – OFFICERS

15.1	Appointment of officers

The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary or desirable, and none of the individuals appointed as officers need be a member of the board.

15.2	Functions, duties and powers of officers

The board may, for each officer:

(a) determine the functions and duties the officer is to perform;

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

15.3	Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

PART 16 – CERTAIN PERMITTED ACTIVITIES OF DIRECTORS

16.1	Other office of director

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.2	No disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

16.3	Professional services by director or officer

Subject to compliance with the provisions of the Business Corporations Act, a director or officer of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

16.4	Remuneration and benefits received from certain entities

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.

PART 17 – INDEMNIFICATION

17.1	Indemnification of directors

The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the Business Corporations Act.

17.2	Deemed contract

Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 17.1.

PART 18 – AUDITOR

18.1	Remuneration of an auditor

The directors may set the remuneration of the auditor of the Company.

18.2	Waiver of appointment of an auditor

The Company shall not be required to appoint an auditor if all of the shareholders of the Company, whether or not their shares otherwise carry the right to vote, resolve by a unanimous resolution to waive the appointment of an auditor. Such waiver may be given before, on or after the date on which an auditor is required to be appointed under the Business Corporations Act, and is effective for one financial year only.

PART 19 – DIVIDENDS

19.1	Declaration of dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

19.2	No notice required

The directors need not give notice to any shareholder of any declaration under Article 19.1.

19.3	Directors may determine when dividend payable

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

19.4	Dividends to be paid in accordance with number of shares

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

19.5	Manner of paying dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.

19.6	Dividend bears no interest

No dividend bears interest against the Company.

19.7	Fractional dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

19.8	Payment of dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed:

(a)	subject to paragraphs (b) and (c), to the address of the shareholder;

(b)	subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares; or

(c)	to the person and to the address as the shareholder or joint shareholders may direct in writing.

19.9	Receipt by joint shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

PART 20 – ACCOUNTING RECORDS

20.1	Recording of financial affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the Business Corporations Act.

PART 21 – EXECUTION OF INSTRUMENTS

21.1	Who may attest seal

The Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of:

	(a)	any 2 directors;

	(b)	any officer, together with any director;

	(c)	if the Company has only one director, that director; or

	(d)	any one or more directors or officers or persons as may be determined by resolution of the directors.

21.2	Sealing copies

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 21.1, may be attested by the signature of any director or officer.

21.3	Execution of documents not under seal

Any instrument, document or agreement for which the seal need not be affixed may be executed for and on behalf of and in the name of the Company by any one director or officer of the Company, or by any other person appointed by the directors for such purpose.

PART 22 – NOTICES

22.1	Method of giving notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

	(a)	mail addressed to the person at the applicable address for that person as follows:

		(i)	for a record mailed to a shareholder, the shareholder’s registered address,

(ii)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class, or

		(iii)	in any other case, the mailing address of the intended recipient;

	(b)	delivery at the applicable address for that person as follows, addressed to the person:

		(i)	for a record delivered to a shareholder, the shareholder’s registered address,

(ii)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class,

(iii) in any other case, the delivery address of the intended recipient;

(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)	physical delivery to the intended recipient; or

(f)	such other manner of delivery as is permitted by applicable legislation governing electronic delivery.

22.2	Deemed receipt of mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 22.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

22.3	Certificate of sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 22.1, prepaid and mailed or otherwise sent as permitted by Article 22.1 is conclusive evidence of that fact.

22.4	Notice to joint shareholders

A notice, statement, report or other record may be provided by the Company to the joint registered shareholders of a share by providing the notice to the joint registered shareholder first named in the central securities register in respect of the share.

22.5	Notice to trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

	(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description, and

	(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)

if an address referred to in Article 22.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 23 – RESTRICTION ON SHARE TRANSFER

23.1	Application

Article 23.2 does not apply to the Company if and for so long as it is a public company.

23.2	Consent required for transfer

No shares may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

PART 24 - SPECIAL RIGHTS AND RESTRICTIONS

24.1	Preferred shares issuable in series

The Preferred shares may include one or more series and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of that particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

	(a)	determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

	(b)	create an identifying name for the shares of that series, or alter any such identifying name; and

	(c)	attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.